Exhibit 99.2
HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2020 AND DECEMBER 31, 2020
(In US dollars thousands except for number of shares and per share data)

	Notes	June 30, 2020	December 31, 2020
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$288,782	$356,904
Short-term investments	5	324,949	340,904
Restricted cash		8,663	9,210
Accounts receivable, net of allowance for credit losses of $41,618 and $64,573 as of June 30, 2020 and December 31, 2020, respectively		242,449	326,606
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $6,150 and $12,322 as of June 30, 2020 and December 31, 2020, respectively	7	186,879	211,630
Accounts receivable retention	7	6,088	4,521
Other receivables, net of allowance for credit losses of $6,224 and $6,508 as of June 30, 2020 and December 31, 2020, respectively		28,257	27,712
Advances to suppliers		17,255	16,700
Amounts due from related parties		21,444	24,498
Inventories	4	48,210	35,898
Prepaid expenses		648	1,009
Income tax recoverable		870	7

Total current assets		1,174,494	1,355,599

Non-current assets:
Restricted cash		21,652	21,512
Costs and estimated earnings in excess of billings	7	2,309	578
Accounts receivable retention	7	4,717	5,135
Prepaid expenses		6	1
Property, plant and equipment, net		78,050	88,364
Prepaid land leases , net		15,742	16,716
Intangible assets, net		1,713	1,618
Investments in equity investees		41,133	50,026
Investment securities		4,640	5,018
Goodwill		1,460	1,580
Deferred tax assets		8,909	15,237
Operating lease right-of-use assets		6,010	7,483

Total non-current assets		186,341	213,268

Total assets		$1,360,835	$1,568,867

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $6,919 and $6,032 as of June 30, 2020 and December 31, 2020, respectively):	1
Current portion of long-term loans	8	320	326
Accounts payable		117,460	139,701
Construction costs payable		2,350	3,804
Deferred revenue	7	139,242	185,418
Accrued payroll and related expenses		17,245	30,305
Income tax payable		3,142	11,090
Warranty liabilities	6	6,604	7,474
Other tax payables		3,279	13,306
Accrued liabilities		31,595	36,081
Amounts due to related parties		3,576	3,959
Operating lease liabilities		2,489	2,896

Total current liabilities		327,302	434,360

Accrued liabilities		5,635	3,966
Long-term loans	8	15,780	15,773
Accounts payable		2,530	1,854
Deferred tax liabilities		13,940	14,892
Warranty liabilities	6	3,460	3,003
Operating lease liabilities		3,302	4,227

Total non-current liabilities		44,647	43,715

Total liabilities		371,949	478,075

Commitments and contingencies	13	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares and 60,855,099 shares issued and outstanding as of June 30, 2020 and December 31, 2020	10	61	61
Additional paid-in capital		224,043	224,981
Statutory reserves		49,423	58,954
Retained earnings		774,473	782,408
Accumulated other comprehensive (loss) income		(63,517)	19,932

Total Hollysys Automation Technologies Ltd. stockholders’ equity		984,483	1,086,336

Non-controlling interests		4,403	4,456

Total equity		988,886	1,090,792

Total liabilities and equity		$1,360,835	$1,568,867

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020
(In US dollars thousands except for number of shares and per share data)

		Six months ended December 31,
	Notes	2019	2020
		(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contract revenue		$234,141	$248,174
Product sales		12,661	15,026
Revenue from services		46,536	61,595

Total net revenues		293,338	324,795

Costs of integrated solutions contracts		163,985	181,737
Costs of products sold		3,430	2,947
Costs of services rendered		17,785	22,991

Gross profit		108,138	117,120

Operating expenses
Selling		17,670	18,435
General and administrative		21,224	24,757
Research and development		22,748	28,601
VAT refunds and government subsidies		(9,799)	(8,890)

Total operating expenses		51,843	62,903

Income from operations		56,295	54,217
Other income, net		3,327	2,774
Foreign exchange gain (loss)		545	(5,668)
Gains on disposal of an investment in an equity investee		5,763	—
Share of net income of equity investees		3,538	4,659
Interest income		6,128	6,720
Interest expenses		(119)	(277)
Dividend income from equity security investments		1,145	3

Income before income taxes		76,622	62,428

Income tax expenses	1 1	13,001	10,666

Net income		63,621	51,762

Less: net losses attributable to non-controlling interests		(125)	(151)

Net income attributable to Hollysys Automation Technologies Ltd.		$63,746	$51,913

Other comprehensive ( loss ) income, net of tax of nil
Translation adjustments		$(13,253)	$83,653

Comprehensive income		50,368	135,415

Less: comprehensive income attributable to non-controlling interests		953	53

Comprehensive income attributable to Hollysys Automation Technologies Ltd.		$49,415	135,362

Net income per share:
Basic	1 2	$1.05	$0.86
Diluted	1 2	$1.05	$0.86

Shares used in net income per share computation:
Basic	12	60,504,151	60,498,431
Diluted	12	60,648,680	60,693,633

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020
(In US dollars thousands except for number of shares and per share data)

	Six months ended December 31,
	2019	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	63,621	51,762
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,602	4,707
Amortization of prepaid land leases	197	209
Amortization of intangible assets	156	155
Allowance for credit losses	596	1,480
Loss (gain) on disposal of property, plant and equipment	10	(39)
Share of net income of equity investees	(3,538)	(4,659)
Gains on disposal of an investment in an equity investee	(5,763)	—
Share-based compensation expenses	40	938
Deferred income tax expense (benefit)	6,235	(2,367)
Accretion of convertible bond	57	—
Fair value adjustments of a bifurcated derivative	(5)	—
Changes in operating assets and liabilities:
Accounts receivable and retention	39,851	(75,574)
Costs and estimated earnings in excess of billings	(35,083)	(12,605)
Inventories	6,650	15,597
Advances to suppliers	(4,812)	1,868
Other receivables	3,687	2,316
Prepaid expenses and other assets	128	(337)
Due from related parties	9,147	(2,002)
Accounts payable	10,794	13,448
Deferred revenue	2,865	33,623
Accruals and other payables	1,861	8,426
Due to related parties	(1,178)	383
Income tax payable	5,541	8,301
Other tax payables	3,789	9,377

Net cash provided by operating activities	$109,448	$55,007

Cash flows from investing activities:
Purchases of short-term investments	(103,661)	(144,705)
Maturity of short-term investments	99,937	153,651
Purchases of property, plant and equipment	(2,863)	(6,202)
Proceeds from disposal of property, plant and equipment	292	241
Proceeds received for the disposal of an equity investee	4,458	—
Acquisition of a subsidiary, net of cash acquired	(150)	—

Net cash ( used in ) generated by investing activities	$(1,987)	$2,985

Cash flows from financing activities:
Proceeds from short-term bank loans	2,274	—
Repayments of short-term bank loans	(2,752)	—
Proceeds from long-term bank loans	177	274
Repayments of long-term bank loans	(260)	(407)
Payment of dividends	(12,713)	(12,107)
Repayments of convertible bond	(20,753)	—

Net cash used in financing activities	(34,027)	(12,240)

Effect of foreign exchange rate changes	(5,319)	22,777

Net increase in cash, cash equivalents and restricted cash	$68,115	$68,529

Cash, cash equivalents and restricted cash, beginning of period	358,387	319,097
Cash, cash equivalents and restricted cash, end of period	$426,502	$387,626

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	403,860	356,904
Current portion of restricted cash	19,985	9,210

Non-current portion of restricted cash	2,657	21,512

Total cash, cash equivalents and restricted cash	426,502	387,626

Supplemental cash flow data

Non-cash investing activities:
Acquisition of property, plant and equipment included in construction costs payable and accrued liabilities	5,220	3,735

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020
(In US dollars thousands except for number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive ( loss ) income	Total Hollysys Automation Technologies Ltd. stockholders’ equity	Non- controlling interests	Total equity
	Shares	Amount
Balance at June 30, 2019	60,342,099	$60	$2,236,346	$48,698	$708,515	$(35,521)	$945,386	$1,774	$947,160
Issuance of restricted shares	195,000	1	(1)	—	—	—	—	—	—
Share-based compensation	—	—	40	—	—	—	40	—	40
Net income (loss) for the period	—	—	—	—	63,746	—	63,746	(125)	63,621
Appropriations to statutory reserves	—	—	—	729	(729)	—	—	—	—
Dividend paid	—	—	—	—	(12,713)	—	(12,713)	—	(12,713)
Translation adjustments	—	—	—	—	—	(14,331)	(14,331)	1,078	(13,253)

Balance at December 31, 2019 (Unaudited)	60,537,099	61	223,673	49,427	758,819	(49,852)	982,128	2,727	$984,855

Balance at June 30, 2020	60,537,099	$61	$224,043	$49,423	$774,473	$(63,517)	$984,483	$4,403	$988,886
Issuance of restricted shares*	318,000	—	—	—	—	—	—	—	—
Share-based compensation	—	—	938	—	—	—	938	—	938
Net income (loss) for the period	—	—	—	—	51,913	—	51,913	(151)	51,762
Appropriations to statutory reserves	—	—	—	9,531	(9,531)	—	—	—	—
Dividend s paid	—	—	—	—	(12,107)	—	(12,107)	—	(12,107)
Translation adjustments	—	—	—	—	—	83,449	83,449	204	83,653
Effect of change in accounting principle - ASC 326 (note 2)	—	—	—	—	(22,340)	—	(22,340)	—	(22,340)

Balance at December 31, 2020 (Unaudited)	60,855,099	61	224,981	58,954	782,408	19,932	1,086,336	4,456	$1,090,792

* The impact to ordinary shares and additional paid-in capital upon issuance of restricted shares is less than $1.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 1 -     ORGANIZATION AND BUSINESS BACKGROUND
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.
As of December 31, 2020, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, BVI, India, Qatar and Indonesia.

The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable GAAP.
In November 2015, CECL was established in Doha, Qatar, by CCPL, a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with
49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint the majority of the directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or losses from CECL’s operations. In accordance with Accounting Standards Codification (“ASC”) 810,
Consolidation
, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL, which is a VIE. Therefore, CECL was consolidated by the Company since inception.

The following tables set forth the financial statement balances and amounts of the VIE that were included in the condensed
consolidated financial statements:

	June 30,	December 31,
	2020	2020
		(Unaudited)
Current assets	$9,708	$6,155
Non-current assets	183	100

Total assets	9,891	6,255

Current liabilities	$6,919	$6,032

Total liabilities	6,919	6,032

	Six months ended December 31,
	2019	2020
	(Unaudited)	(Unaudited)
Net revenue	$365	$20
Cost of revenue	200	16
Net profit	165	4
Net cash provided by (used in) operating activities	785	(555)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

As of December 31, 2020, the current assets of the VIE included amounts due from subsidiaries of the Group amounting
to $4,567 (June 30, 2020: $7,385), and the current liabilities of the VIE included amounts due to subsidiaries of the Group amounting
to $162 (June 30, 2020:

$
267), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company through CCPL is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the six months ended December 31, 2019 and 2020, the Company has not provided financial support other than that
which it was contractually required to provide.
T
here are no assets of the VIE that can be used only to settle obligations of the VIE.
In July 2017, Bond Corporation Pte. Ltd (“BCPL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of BCPL’s equity interests in Bond M & E Sdn. Bhd. (“BMJB”), a Malaysian company, which previously was a 100% subsidiary of BCPL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in BMJB belong to BCPL and the Trustee shall hold the legal title of the transferred shares in trust for and act on behalf of BCPL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to BCPL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from BCPL. The Trustee shall be obligated to vote in the same manner as BCPL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to BCPL. Therefore, BCPL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in BMJB, and therefore consolidates BMJB in its condensed
consolidated financial statements.

The Company, its subsidiaries and the VIE, (collectively the “Group”) are principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited interim condensed consolidated financial statements of the Company, its subsidiaries and VIE (collectively the “Group”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited condensed
consolidated financial statements for the fiscal year ended June 30, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.
In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months period ended December 31, 2020 are not necessarily indicative of results to be expected for any other interim period or for the year ending June 30, 202
1
. The consolidated balance sheet as of June 30, 2020 was derived from the audited condensed
consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s condensed
consolidated financial statements for the year ended June 30, 2020.

Principles of Consolidation
The
condensed
consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All inter-company transactions and balances between the Company, its subsidiaries, and the VIE are eliminated upon consolidation. The Company includes the results of operations of acquired businesses from the respective dates of acquisition.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated solutions contracts and service contracts, allowance for credit losses of accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention and other receivables
, fair value of bifurcated derivative, fair value of warranties, valuation allowance of deferred tax assets, impairment of goodwill and other long-lived assets, goodwill related to the acquisition of Shandong Lukang Pharmaceutical Engineering Design Co., Ltd (“Shandong Lukang”), provision for loss contracts, incremental borrowing rate (“IBR”) for operating leases, net realizable value of inventory, and valuation and recognition of share-based compensation expenses. Management’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions
The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of Accounting Standards Codification (“ASC”) Topic 830,
Foreign
currency matters
(“ASC 830”), the Company uses the US dollars as its reporting currency.
The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the condensed
consolidated statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive
(loss)
income. Transactions dominated in currencies other than the functional currency are translated into functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the condensed
consolidated statements of comprehensive income for the reporting period.
Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings.
Business combinations
The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805,
Business Combinations
(“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the condensed
consolidated statements of comprehensive income.
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling
interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
Acquisition-related costs are recognized as general and administrative expenses in the condensed
consolidated statements of comprehensive income as incurred.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.
Short-term investments

Short-term investments comprise primarily of principal guaranteed structured deposits placed with financial institutions with maturities within twelve months and interest rates indexed to foreign exchange rates, gold prices or USD LIBOR rates. The indexation of interest rates to foreign exchange rates, gold prices or USD LIBOR rates are considered embedded derivatives that are separated from the host contract of bank structured deposits and are recorded separately in “Other receivables” and measured at fair value in the condensed consolidated balance sheets. Subsequent changes in the fair value of the derivative assets are recorded in “Other income, net” in the condensed consolidated statements of comprehensive income and fair value changes were $609 and $1,000 for the six months December 31, 2019 and 2020, respectively. The fair value of the derivatives assets is disclosed in Note 9.
The Company accounts for its short-term investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”) and as the Company has the positive intent and ability to hold them to maturity, the short-term investments are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses. As of June 30, 2020 and December 31, 2020, the allowance for credit losses provided for short-term investments was insignificant.
As of December
 31, 2020, $332,004, $4,490, and $4,410 of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively. As of June 30, 2020, $306,322, $16,127, and $2,500 of short-term investments were placed in financial institutions in the PRC, Singapore, and Malaysia, respectively.
Restricted cash
Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees, or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.
Revenue recognition
Integrated solutions contracts
Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over time as customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from six months to five years excluding the warranty period. The majority of the contracts have a
duration longer than one year.
Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over time as the
customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs or because the customers control the related asset as it is created or enhanced. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from six months to three years excluding the warranty period. The majority of the contract
s
hav
e a
duration longer than one year.
In accordance with ASC 606,
Revenue from Contract with Customers
(“ASC 606”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contracts. The Company’s estimates of total costs expected to be incurred for an integrated solutions contract include assumptions regarding the Company’s future effort or input such as direct costs of equipment and materials and direct labor costs. Significant estimation uncertainty exists due to the long construction periods and sensitivity of these assumptions to extent of progress towards completion and estimated total costs of integrated solutions contracts, as both impact revenue and gross profit realization. The significant assumptions are forward-looking and could be affected by future economic and market conditions and changes in the level of efforts and costs required to complete the integrated solutions contracts. The total costs incurred may not always be proportionate to the entity’s progress in satisfying their performance obligations. Changes in the estimated total costs affects the revenue recognized in the current period and in future periods. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

The Company reviews and updates the estimated total costs of the contracts at least annually. Revisions to contract revenue and estimated total costs of the contracts are made in the period in which the facts and circumstances that cause the revision become known and are accounted for as changes in estimates. Excluding the impact of change orders, if the estimated total costs of integrated solutions contracts, which were revised during the six months ended December 31, 2019 and 2020, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the six months ended December 31, 2019 and 2020 would have been decreased by $6,280 and $5,440, respectively; basic net income per share for the
six months ended December 31, 2019 and 2020 would have decreased by $0.10 and $0.09, respectively; and diluted net income per share for the six months ended December 31, 2019 and 2020 would have decreased by $0.10 and $0.09, respectively. Revisions to the estimated total costs for the six months ended December 31, 2019 and 2020 were made in the ordinary course of business.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.
Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. Recognition of accounts receivable and costs and estimated earnings in excess of billings are discussed below.
The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of value-added tax collected on behalf of the government.
Product sales
The Company’s products mainly include hardware and software. Revenue generated from sales of products is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Revenues are presented net of value-added tax collected on behalf of the government.
Services rendered
The Company mainly provides the following services:
The Company provides maintenance service which is generally completed onsite at the customers’ premises. Revenue is recognized over time by using the cost-to-cost
method to measure the progress towards the completion of the performance obligation as the customer simultaneously receives and consumes the benefits from the services rendered by the Company. As costs incurred represent work performed, the Company believes this method best depicts transfer of control to the customer. Revenues are presented net of value-added tax collected on behalf of the government.
The Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solutions contracts. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company uses time elapsed to measure the progress toward complete satisfaction of the performance obligation and recognizes revenue ratably over the contractual term. Revenues are presented net of value-added tax collected on behalf of the government.
Excluding the impact of change orders, if the estimated total costs of service contracts, which were revised during the six months ended December 31, 2019 and 2020, had been used as a basis of recognition of service contract revenue since the contract commencement, net income for the six months ended December 31, 2019 and 2020 would have decreased by $3,212 and $5,585, respectively; basic net income per share for the six months ended December 31, 2019 and 2020 would have decreased by $0.05 and $0.09, respectively; and diluted net income per share for the six months ended December 31, 2019 and 2020, would have decreased by $0.05 and $0.09, respectively. Revisions to the estimated total costs for the six months ended December 31, 2020 were made in the ordinary course of business.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Contract assets
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include
s
the following in contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost method, which are recorded in the balance sheet as costs and estimated earnings in excess of billing; and (ii) accounts receivable retention amounts which are held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.
Performance of the integrated solutions contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual terms. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE
s
(Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run
and customer acceptance, and 4) end of the warranty period. The amounts to be billed at each milestone are specified in the contract. All integrated solutions contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated solutions contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solutions contract is scheduled at the end of a warranty period. There are no significant financing components in the integrate solutions contracts.
For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period. The retained amounts are recorded as accounts receivable retention.
Contract liabilities
Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the balance sheet as deferred revenue.
The Company receives prepayments for integrated solutions contracts, product sales and service contracts for goods or services to be provided in the future. Prepayments received are recorded as deferred revenue, which is recognized as revenue based on the revenue recognition policies disclosed above for integrated solutions contracts, product sales and services rendered.
Accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention
The carrying value of the Company’s accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention, net of the allowance for credit losses, represents their estimated net realizable value. The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company assesses collectability by reviewing accounts receivable, costs and estimated earnings in excess of billings and accounts receivable retention on a collective basis where similar characteristics exist, primarily based on similar business segment, service, product offerings or geographic locations and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including historical collectability based on past due status, the age of the accounts receivable balances, costs and estimated earnings in excess of billings balances and account receivable retention balances, credit quality of the Company’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from counter parties. The Company’s monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers’ financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Inventories
Inventories comprised raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost and net realizable value. The Company uses the weighted average cost method as its
inventory costing method.
The Company assesses the lower of cost and net realizable value for non-saleable,
excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable,
excess or obsolete raw materials,
work-in-process
and finished goods by charging such write-downs to cost of integrated solutions contracts and/or costs of products sold.
Warranties
Warranties represent a major term under integrated solutions contracts and maintenance service contracts, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under a service contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for the related contract throughout the contract period.
Property, plant and equipment, net
Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 - 50 years
Machinery	5 - 10 years
Software	3 - 10 years
Vehicles	5 - 10 years
Electronic and other equipment	3 - 10 years
Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. In addition to costs under construction contracts, other costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation commences when the asset is placed in service.
Maintenance and repairs are charged directly to expenses as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.
Prepaid land leases, net
Prepaid land lease payments, for the land use right of four parcels of land in the PRC, three parcels of leasehold land in Malaysia and one parcel of leasehold land in Singapore, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 88 years.
Intangible assets, net
Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets are amortized using a straight-line method.
The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life
Patents and copyrights	5 - 10 years
Residual values are considered nil.
Operating lease as lessor
The Company classifies a lease as an operating, sales-type or direct financing lease at lease commencement date as appropriate under ASC 842. For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis. The Company does not have any sales-type or direct financing lease for the six months ended December 31, 2019 and 2020.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
The Company adopted ASC 740,
Income Taxes
(“ASC 740”)
,
which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interests and penalties recognized in accordance with ASC 740 are classified in the financial statements as a component of income tax expense. In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax positions which is included in accrued liabilities is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each annual filling is done, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.
Segment reporting
In accordance with ASC 280,
Segment reporting
(“ASC 280”) segment reporting is determined based on how the Company’s chief operating decision maker review operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company organizes its internal financial reporting structure based on its main product and service offerings. The Company operates in three principal business segments in the financial reporting structure and their management report, namely industrial automation (“IA”), rail transportation (“Rail”) and mechanical and electrical solutions (“M&E”). The Company does not allocate any assets to the three segments as management does not use the information to measure the performance of the reportable segments.
Investments in equity investees and equity securities
The Company accounts for its equity investments under the equity method when the Company has rights and ability to exercise significant influence over the investees. The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. When dividends from an investee exceed the carrying amount of an equity method investment, the excess distribution is recognized as a gain and reported as share of net income of equity investees, net in the condensed
consolidated statements of comprehensive income when the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. In such cases, subsequent equity method earnings are not recorded until subsequent earnings equal the gain recorded. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the condensed
consolidated statements of comprehensive income when the decline in value is considered other than temporary. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and are not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its condensed
consolidated statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of its other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference.
The Company uses the cumulative earnings approach to classify distributions received from equity investees. Under this approach, distributions received from equity investees are presumed to be a return on the investment and are classified as cash inflows from operating activities unless the distributions received exceed cumulative equity in earnings recognized by the investor. In such case, the excess is considered a return of investment and is classified as cash inflows from investing activities.
For equity investments other than those accounted for under the equity method or those that result in consolidation of the investee, the Company measures equity investments at fair value and recognizes any changes in fair value in net income. However, for equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company chose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. At each reporting date, the Company is required to make a qualitative assessment as to whether equity investments without a readily determinable fair value for which the measurement alternative is elected is impaired. In the event that a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than the carrying value, the carrying value is written down to its fair value. A variety of factors are considered when determining if a decline in fair value is below carrying value, including, among others, the financial condition and prospects of the investee.
Income per share
Income per share is computed in accordance with ASC 260,
Earnings per Share
(“ASC 260”). Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities such as stock options and restricted shares have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.
Fair value measurements
The Company has adopted ASC 820,
Fair Value Measurements and Disclosures
(“ASC 820”), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.
Level 2	-
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Recent accounting pronouncements
Recently Adopted Standards
In June 2016, the FASB issued ASU No. 2016-13,
Financial Instruments—Credit Losses.
Subsequently, the FASB issued ASU 2019-05,
Financial Instruments—Credit Losses
(Topic 326):
Targeted Transition Relief and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments
—
Credit Losses
(collectively, the “Credit Loss ASUs”). The Credit Loss ASUs change the methodology to be used to measure credit losses for financial assets. The new methodology requires the recognition of an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. This new standard requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of credit losses. The Company adopted the standard on July 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which results in a cumulative effect adjustment to decrease the opening balance of retained earnings on July 1, 2020, by
 $
22,340
, net of $
2,641
of income taxes,
including the allowance for credit losses for accounts receivable, costs and estimated earnings in excess of billings, accounts receivable retention, and other receivables
.
The Company is exposed to credit losses primarily through integrated solution contracts and sales of products and services. The cumulative effect of the changes made to the Company’s consolidated balance sheet at July 1, 2020, for the adoption of ASU 2016-13 is as follows:

	Balance at June 30, 2020	Adjustment due to ASU 2016-13	Balance at July 1, 2020
Assets
Accounts receivable	242,449	(19,807)	222,642
Accounts receivable retention	10,805	(204)	10,601
Costs and estimated earnings in excess of billings	189,188	(4,949)	184,239
Other receivables	28,257	(21)	28,236
Deferred tax assets	8,909	2,641	11,550
Equity
Retained earnings	774,473	(22,340)	752,133
The movements in the allowance for credit losses on accounts receivable and accounts receivable retention were as follows:

December 31, 2020
(Unaudited)
Beginning balance, July 1, 2020	41,618
Adoption of ASU 2016-13	19,807
Provision for expected credit losses, net of recoveries	1,208
Amounts written off charged against the allowance	(2,688)
Translation adjustments	4,628

Ending balance, December 31, 2020	64,573

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

The movements in the allowance for credit losses on costs and estimated earnings in excess of billings were as follows:

December 31, 2020
(Unaudited)
Beginning balance, July 1, 2020	6,150
Adoption of ASU 2016-13	4,949
Provision for expected credit losses, net of recoveries	361
Amounts written off charged against the allowance	—
Translation adjustments	862

Ending balance, December 31, 2020	12,322

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”),
Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.
ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company adopted this standard on July 1, 2020 on a prospective basis. There was no material impact to the Company’s financial position or results of operations upon adoption.

In August 2018, the FASB issued ASU No. 2018-13
, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement
. The guidance modifies and enhances the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company adopted this standard on July 1, 2020 and there was no material impact to the Company’s consolidated financial statements upon adoption.
Standards Effective in Future Years
In December 2019, the FASB issued ASU 2019-12, “
Simplifying the Accounting for Income Taxes,
” as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements.
In January 2020, the FASB issued ASU No. 2020-01,
Investments—Equity Securities
(Topic 321),
Investments—Equity Method and Joint Ventures
(Topic 323), and
Derivatives and Hedging
(Topic 815)—
Clarifying the Interactions between Topic 321, Topic 323, and Topic 815
(a consensus of the FASB Emerging Issues Task Force)
(“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323. ASU 2020-01 could change how an entity accounts for an equity security under the measurement alternative. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

F-1
8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Impact of COVID-19
Since the third quarter of fiscal year 2020, a novel strain of coronavirus (COVID-19) has spread rapidly globally and the Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The pandemic has resulted in quarantines, travel restrictions and the temporary closure of stores and business facilities globally. Given the rapidly expanding nature of COVID-19 pandemic, the Company believes there is a risk that its global business, results of operations, and financial condition will be adversely affected. Potential impact to the Company’s results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond the Company’s control.
The COVID-19 pandemic has adversely impacted the Company’s business since the third quarter of the fiscal year ended June 30, 2020. The Company have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, however, the pandemic continued to have an adverse effect on overseas business, especially in South East Asia and South Asia. The Company anticipate the negative impact of the pandemic may continue on overseas business. The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or assessed.
NOTE 3 -    OPERATING LEASES AS LESSOR

The Company entered into operating lease arrangements to lease out its buildings located in Beijing with lease term ranging from ten to fifteen years. The lease arrangements include lease payments that are largely fixed and do not contain variable lease payments. The leases do not contain any contingent rental income clauses or options for a lessee to purchase the buildings.
Total rental income for the six months ended December 31, 2019 and 2020 were $
2,937
and $
729,
respectively and were recorded as other income on the condensed consolidated statements of comprehensive income.
Future minimum lease payments to be received for these operating lease arrangements for each of the five succeeding fiscal years as of December 31, 2020 are as follows:

As of December 31, 2020
(Unaudited)
January 1, 2021 – December 31, 2021	$1,675
January 1, 2022 – December 31, 2022	1,726
January 1, 2023 – December 31, 2023	1,777
January 1, 2024 – December 31, 2024	301
January 1, 2025 – December 31, 2025	—

Total	$5,479

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 4 -    INVENTORIES
Components of inventories are as follows:

	June 30,	December 31,
	2020	2020
		(Unaudited)
Raw materials	$18,307	$16,042
Work in progress	17,561	9,241
Finished goods	12,342	10,615

	$48,210	$35,898

NOTE 5 -    SHORT-TERM INVESTMENTS
Short-term held-to-maturity securities were mainly deposits in commercial banks with maturities less than one year and structured deposits issued by commercial banks and other financial institutions for which the Company has the positive intent and ability to hold those securities to maturity.
Short-term investments classification as of June 30, 2020 and December 31, 2020 were shown as below:

	As of June 30, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
Held-to-maturity debt investments	324,949	—	—	—	—	324,949

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Held-to-maturity debt investments	340,904	—	—	—	—	340,904

F-
20

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)
NOTE 6 -    WARRANTY LIABILITIES

	Six months ended
	December 31,	December 31,
	2019	2020
	(Unaudited)	(Unaudited)
Beginning balance	$12,116	$10,064
Expense accrued	543	1,490
Expense incurred	(1,817)	(1,677)
Translation adjustment	(128)	600

	$10,714	$10,477
Less: current portion of warranty liabilities	(6,597)	(7,474)

Long-term warranty liabilities	$4,117	$3,003

NOTE 7 -    REVENUE FROM CONTRACTS WITH CUSTOMERS
Remaining Unsatisfied Performance Obligations (“RUPO”)
As of December 31, 2020, the Company’s backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was $601.3 million. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next three years.
Disaggregation of revenues
The Company assesses revenues based upon the nature or type of goods or services it provides and the geographic location of the related businesses. The geographic locations are consistent with the reportable segments. For more information on the reportable segments, see Note 1
4
, “Segment Reporting”. The following table presents disaggregated revenue information:

	Six months ended December 31, 2020
	PRC	Non-PRC	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Integrated solutions contracts revenue	$207,219	40,955	248,174
Product sales	14,734	292	15,026
Maintenance service contracts	59,802	20	59,822
Extended warranty service revenue	1,773	—	1,773

Total	$283,528	41,267	324,795

Contract assets and contract liabilities
Contract assets include amounts that represent the rights to receive payment for goods or services that have been transferred to the customer, with the rights conditional upon something other than the passage of time. Accordingly, the Company include the following in the contract assets: (i) unbilled amounts resulting from revenue recognized exceeding amounts billed to customers for integrated solutions contracts and maintenance service contracts using the cost-to-cost method, which are included in the consolidated balance sheets as “costs and estimated earnings in excess of billing”; and (ii) accounts receivable retention amounts which were held by customers from Concord and Bond Groups upon the issuance of the final completion certificate and completion of the defects liability period.

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Contract liabilities include the amounts that reflect obligations to provide goods or services for which payment has been received. Contract liabilities are presented in the consolidated balance sheets as deferred revenue.
These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of reporting period. The Company recognized revenue of $37,712 for the six months ended December 31, 2020, which was previously deferred and included in the contract liability at the beginning of the year. This revenue was driven primarily by performance obligations satisfied.
Contract assets and contract liabilities are summarized below:

	June 30, 2020	December 31, 2020
		(Unaudited)
Contract assets, current	$194,511	217,070
Contract assets, non-current	7,026	5,713
Contract liabilities	139,242	185,418
The increase in contract assets was primarily due to new contracts and timing of revenue recognized relative to its billings. The increase in contract liabilities was primarily due to an increase in the receipt of advance payments and the timing of contractual milestones. No other factors materially impacted the change in the contract liabilities balance.

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 8 -     LONG-TERM LOANS

	June 30,	December 31,
	2020	2020
		(Unaudited)
MYR denominated loans	842	819
SGD denominated loans	258	280
USD denominated loan	15,000	15,000

	$16,100	$16,099

Less: current portion	(320)	(326)

	$15,780	$15,773

Scheduled principal payments for all outstanding long-term loans as of December 31, 2020 are as follows:

December 31,
2020
(Unaudited)
January 1, 2021 – December 31, 2021	$315
January 1, 2022 – December 31, 2022	15,300
January 1, 2023 – December 31, 2023	200
January 1, 2024 – December 31, 2024	64
January 1, 2025 and onwards	220

$16,099

For the six months ended December 31, 2019 and 2020, interest expenses of long-term loans incurred amounted to $90 and $277 respectively,
and
nil and nil was capitalized as construction in progress respectively.
NOTE 9 -     FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents, restricted cash, short-term investments, derivative assets accounts receivable, accounts receivable retention, other receivables, amounts due to or from related parties, accounts payable, short-term and long-term bank loans. The carrying values of these financial instruments, other than long-term bank loans and derivative assets (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans approximates its fair value as the long-term bank loans are subject to floating interest rates. The carrying value of the Company’s long-term bank loans which are subject to fixed interest rates approximates its fair value as the market interest rate has not significantly changed from the borrowing date to December 31, 2020. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.
The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data. As of June 30, 2020 and December 31, 2020, respectively, the total balance of derivative assets recorded at fair value was $1,451 and $1,041.

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Assets measured at non-recurring fair value on June 30, 2020 are stated below:

June 30, 2020
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Goodwill related to Bond reporting unit (i)	—	—	—	—

Total assets measured at fair value on a non-recurring basis	$—	$—	$—	$—

(i)
As of June 30, 2020, the Company recorded a goodwill impairment charge of $35,767 and the goodwill related to the Bond Group reporting unit was impaired to nil. The Company performed the two-step quantitative goodwill impairment test with the assistance of an independent third-party appraiser and estimated the fair value of the reporting unit using a discounted cash flow approach. The Company is ultimately responsible for the fair value of the goodwill recorded in the consolidated financial statements.

For the purposes of step one of the goodwill impairment test, the Company used an income approach, in particular the discounted cash flow approach, to evaluate the fair value of the reporting unit. Significant management judgement is required to forecast the amount and timing of expected future cash flows and the underlying assumptions used in the discounted cash flow approach, including forecasted revenue growth rates, gross profit margins and discount rates. For the purpose of step two of the goodwill impairment test, the Company has allocated the fair value of the reporting unit derived in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company adopted the multi-period excess earnings model to evaluate the fair value of the intangible assets of the reporting unit, which was then used to compute the implied fair value of the goodwill via a residual approach.
NOTE 10 -     STOCKHOLDERS’ EQUITY
On October 5, 2020, the Company declared a regular annual cash dividend of $0.20 per share to the holders of the Company’s ordinary shares. The record date was October 22, 2020, and the dividend was paid on November 20, 2020.
On

September 27, 2019, the Company declared a regular annual cash dividend of $0.21 per share to the holders of the Company’s ordinary shares. The record date wa
s

October 22, 2019
,
and the dividend was paid on November 12, 2019.

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

NOTE 11 -     INCOME TAX
Effective tax rate
The Company’s effective income tax rate (“ETR”) was 17.1% for the six months ended December 31, 2020 as compared to 17.0% for the six months ended December 31, 2019. The ETR fluctuates as a result of the Company’s subsidiaries contributing different pre-tax
income mixes and being subject to different tax rates.
NOTE 12 -     INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share attributable to the Company’s common shareholders for the six months indicated:

	Six months ended December 31,
	2019	2020
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to common stockholders - basic	$63,746	$51,913
Add:
Effect of Convertible Bond	92	—

Net income attributable to common stockholders – diluted(i )	$63,838	$51,913

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	60,504,151	60,498,431
Effect of dilutive securities
Convertible Bond	130,882	—
Restricted shares	13,647	195,202

Weighted average ordinary shares outstanding used in computing diluted income per share	60,648,680	60,693,633

Income per share - basic	$1.05	0.86

Income per share - diluted	$1.05	0.86

(i)
For the six months ended December 31, 2019, interest accretion related to the Convertible Bond of
 $92

is added back to derive net income attributable to common stockholders of the Company for computing diluted income per share. The Convertible Bond was repaid on August 29, 2019, therefore, there is no impact of income per share for the six months period ended December 31, 2020.

Vested and unissued restricted shares of 48,706 and 15,000 shares are included in the computation of basic and diluted income per share for the six months ended December 31, 2019 and 2020, respectively. The effects of share options have been excluded from the computation of diluted income per share for the six months ended December 31, 2019 and 2020 as their effects would be anti-dilutive.
NOTE 13 -     COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2020, the Company had approximately $11,562 in capital obligations for the upcoming twelve months, mainly for the Company’s information system construction.

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

Purchase obligations
As of December 31, 2020, the Company had $216,687 purchase obligations in total ($171,879, $28,005, $11,202 and $5,601 over the periods of less than one year, one to three years, three to five years and more than five years from December 31, 2020, respectively) for purchases of inventories and services from subcontractors, mainly for fulfillment of in-process
or newly entered contracts resulting from the expansion of the Company’s operations.
Performance guarantee and standby letters of credit
The Company had
stand-by
letters of credit of $1,850 and outstanding performance guarantees of $49,887 as of December 31, 2020, with restricted cash of $7,996 pledged to banks. The purpose of the stand-by
letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed
requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by
letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.
The Company accounts for performance guarantees and
stand-by
letters of credit in accordance with ASC 460,
Guarantees
(“ASC 460”)
.
Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirement only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.
Both the performance guarantees and the
stand-by
letters of credit are for the Company’s commitment of its own future performance, and the outcome of which is within its own control. As a result, performance guarantees and stand-by
letters of credit are subject to ASC 460 disclosure requirements only.
NOTE 14 -     SEGMENT REPORTING
The CODM of the Company has been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.
Based on the criteria established by ASC 280, the Company has determined that the reportable segments of the Company consist of (1) IA, (2) Rail, (3) M&E, in accordance with the Company’s organization and internal financial reporting structure. The CODM assesses the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the six months ended December 31, 2019, and 2020 is as follows:

	Six months ended December 31, 2019
	(Unaudited)
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contract revenue	$116,288	82,546	35,307	234,141
Product sales	9,164	3,497	—	12,661
Maintenance service revenue	7,921	36,625	705	45,251
Extended warranty service revenue	555	730	—	1,285

Total	133,928	123,398	36,012	293,338

Costs of revenue	88,722	67,370	29,108	185,200

Gross profit	$45,206	56,028	6,904	108,138

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2020 - continued
(Amounts in thousands except for number of shares and per share data)

	Six months ended December 31, 2020
	(Unaudited)
	IA	Rail	M&E	Consolidated
Revenues from external customers
Integrated solutions contract revenue	$150,246	57,937	39,991	248,174
Product sales	11,819	3,207	—	15,026
Maintenance service revenue	11,372	48,430	20	59,822
Extended warranty service revenue	1,383	390	—	1,773

Total	174,820	109,964	40,011	324,795

Costs of revenue	115,676	56,834	35,165	207,675

Gross profit	$59,144	53,130	4,846	117,120

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Six months ended December 31,
	2019	2020
	(Unaudited)	(Unaudited)
Revenues:
PRC	$250,126	$283,528
Non-PRC	43,212	41,267

	$293,338	$324,795

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,	December 31,
	2020	2020
		(Unaudited)
Long-lived assets other than goodwill and acquired intangible assets
PRC	$129,340	$148,177
Non-PRC	11,938	13,565

	$141,278	$161,742

F-2